Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Company Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal, and is being made to all holders of Company Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Company Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

ACTEL CORPORATION

at

$20.88 Net Per Share

by

Artful Acquisition Corp.

a Wholly Owned Subsidiary

of

MICROSEMI CORPORATION

Artful Acquisition Corp., a California corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), offers to purchase all outstanding shares of common stock, $0.001 par value per share, of Actel Corporation, a California corporation (the “Company”), together with the associated preferred stock purchase rights issued in connection with and subject to the Preferred Stock Rights Agreement, dated as of October 17, 2003, between the Company and Wells Fargo Bank, N.A. (which preferred stock purchase rights together with the shares of common stock are hereinafter collectively referred to as “Company Shares”), at a price of $20.88 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (such offer, the “Offer”). Purchaser may, as described below, reduce the number of Company Shares subject to the Offer to a number equal to 49.9% of the Company Shares then outstanding, in which case, Purchaser will purchase, on a pro rata basis based on the Company Shares actually deposited in the Offer by each holder of Company Shares, Company Shares representing such reduced purchase amount.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 1, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Company Shares which would represent a majority of the Company Shares then outstanding. The Offer is also subject to the other conditions set forth in the Offer to Purchase. The Offer is not, however, subject to a financing condition.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated October 2, 2010 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The purpose of the Offer is to acquire for cash as many Company Shares as possible as a first step in acquiring control of, and the entire equity interest in,the Company. The Merger Agreement provides for the commencement of the Offer by Purchaser and further provides that, subject to the conditions described in the Offer to Purchase, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly owned subsidiary of Parent. At the effective time of the Merger, each Company Share outstanding (other than Company Shares directly owned by Parent, Purchaser, or any direct or indirect wholly owned subsidiary of Parent or the Company, or held by shareholders who properly demand and perfect dissenters’ rights under California law) will be converted into the right to receive $20.88 (or any other per Company Share price paid in the Offer) net to the selling shareholder in cash, without interest and less any required withholding taxes.

The Board of Directors of the Company has unanimously approved and declared advisable and in the best interests of the Company and its shareholders the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), and has recommended that the Company’s shareholders tender their Company Shares pursuant to the Offer and (to the extent necessary) approve the principal terms of the Merger.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Company Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Wells Fargo Bank, N.A. (the “Depositary”) of its acceptance for payment of such Company Shares pursuant to the Offer (the “Acceptance Time”). Upon the terms and subject to the conditions of the Offer, payment for Company Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Company Shares have been accepted for payment. In all cases, payment for Company Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Company Shares or confirmation of a book-entry transfer of such Company Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, on November 1, 2010, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that, unless the Merger Agreement is terminated in accordance with its terms, and subject to the conditions described in Section 1 of the Offer to Purchase (i) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Global Market that is applicable to the Offer, and (ii) if, on any Expiration Date, any tender offer condition is not satisfied or waived, Purchaser will, subject to certain limited exceptions, extend the Offer for successive periods of ten (10) business days each (or any longer period approved in advance by the Company) in order to permit the satisfaction of all of the tender offer conditions. If, at any Expiration Date, all of the tender offer conditions have been satisfied or waived, but the number of Company Shares validly tendered in the Offer and not properly withdrawn is less than that number of Company Shares which, when added to the number of Company Shares that may be issued pursuant to the top-up option described in the Offer to Purchase, would represent at least one (1) Company Share more than ninety percent (90%) of the Company Shares then outstanding, then in such case Purchaser is permitted to (i) extend the Offer for successive periods of up to ten (10) business days each (or any longer period approved in advance by the Company) to permit additional Company Shares to be tendered into the Offer or (ii) reduce the number of Company Shares subject to the Offer to 49.9% of the Company Shares then outstanding (as described above). In addition, if, at any Expiration Date, all of the tender offer conditions have been satisfied or waived, but there exists an uncured failure to release any portion of the debt financing contemplated by the debt commitment letters that Parent has received in connection with the Merger Agreement, and such financing failure impedes the ability of Parent or Purchaser to accept Company Shares for payment in the Offer, then in such case Purchaser is permitted to extend the Offer for successive periods of up to ten (10) business days each (or any longer period approved in advance by the Company) in order to permit such financing failure to be cured. In each of these two circumstances, each of Parent and Purchaser shall be deemed to have irrevocably waived all of the tender offer conditions, subject to certain limited exceptions, and certain rights to terminate the Merger Agreement. Except in limited circumstances, the Offer will not be extended beyond the “Outside Date” (which is defined in the Merger Agreement as March 1, 2011). If immediately following the Acceptance Time and assuming exercise in full of the “Top-Up Option” contemplated by the Merger Agreement, Parent, Purchaser and their respective wholly owned subsidiaries would own less than ninety percent (90%) of the Company Shares outstanding at that time, Purchaser may, without the consent of the Company, provide for a subsequent offering period and one or more extensions thereof (as extended, a “Subsequent Offering Period”) following the Acceptance Time (as provided in Rule 14d-11 under the Exchange Act).

Any extension of the Offer will be followed as promptly as practicable by a public announcement if required. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) of the Exchange Act. During any such extension, all Company Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Company Shares except during a Subsequent Offering Period. Company Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment pursuant to the Offer, may also be withdrawn at any time after December 3, 2010. If Purchaser elects to provide for a Subsequent Offering Period, Company Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of such Company Shares, if different from that of the person who tendered such Company Shares. If share certificates evidencing Company Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Company Shares have been tendered for the account of an Eligible Institution. If Company Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Company Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Company Shares will be determined by Purchaser, in its sole discretion.

The receipt of cash for Company Shares in the Offer and the Merger will be a taxable transaction for United States federal income tax and may also be a taxable transaction under applicable state, local or foreign tax laws. For a description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Company Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Company Shares and will be furnished, for subsequent transmittal to beneficial owners of Company Shares, to banks, brokers and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent (as defined below) or the Dealer Manager (as defined below) at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

199 Water Street, 26th Floor	199 Water Street, 26th Floor
New York, NY 10038	New York, NY 10038-3560

Banks and Brokerage Firms, Please Call:	Please Call Toll-Free:

(212) 440-9800	(800) 445-1790

Shareholders and All Others Call Toll-Free:

(866) 482-5136

October 4 , 2010

4